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                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-59688


PROSPECTUS
----------
                                                                          [Logo]


                              MOORE MEDICAL CORP.

                         180,345 shares of Common Stock



     The shareholders named on pages 20 and 21 may offer and sell these shares from time to time. We are registering the shares to satisfy contractual obligations to the shareholders.

     Our common stock is listed for trading on The American Stock Exchange under the symbol "MMD." On August 17, 2001, the closing sales price for the stock was $6.55.

     Investing in our stock has serious risks. You should buy our stock only if you can afford to lose your investment. See "Risk Factors," beginning on page 3.


                The date of this prospectus is August 20, 2001.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
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                                    CONTENTS

                                                                           Page
                                                                           ----

Moore Medical Corp.........................................................   3

Risk Factors...............................................................   3

Use of Proceeds............................................................  18

Selling Shareholders.......................................................  18

Transfer Agent and Registrar...............................................  21

Our Common Stock...........................................................  21

Dividend Policy............................................................  21

Plan of Distribution.......................................................  22

Limitation of Directors' and Officers' Liability; Indemnification..........  23

Legal Matters..............................................................  24

Experts....................................................................  24

Where You Can Find More Information........................................  24

Incorporation of Certain Documents by Reference............................  25

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                              MOORE MEDICAL CORP.

     We are a multi-channel, Internet-enabled marketer and distributor of healthcare products, on a business-to-business basis, to approximately 100,000 healthcare practitioner customers operating in non-hospital settings. We serve, in addition to physicians and surgeons, podiatrists, emergency medical technicians, schools and colleges, correctional facilities, municipalities and occupational/industrial physicians and nurses. We ship nationally from our distribution centers in Connecticut, Florida, and California. Most customers buy our products for use in their healthcare practices, rather than for resale. We market our products both

          . offline, through catalogs, other direct mail literature, telesales, and a small field sales force, and

          . online, directly through mooremedical.com, our most comprehensive web site, and MERGlnet.com, our web site for emergency medical services providers, and indirectly through Podiatryonline.com, our 51%-owned web site for podiatry practitioners.

                                  RISK FACTORS

     Consider the following risks carefully before making a decision to buy shares of our stock. You could lose all or part of your investment if our business suffers because one of the present risks actually occurs.

Our strategy is to transform ourselves into an integrated multi-channel marketing and sales enterprise in which e-commerce plays an increasingly important role; our strategy may not succeed.

     We market and distribute medical and surgical products - and to a lesser extent pharmaceuticals - nationwide to professional healthcare practitioners operating in specialty practice areas in non-hospital settings.

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     Historically, we marketed our products mostly through catalogs and by telemarketing. Since 1999, we have been transforming ourselves into an integrated multi-channel marketing and sales enterprise in which e-commerce plays an increasingly important role. As a result, our business has changed from one relying on catalogs and telesales into one that is multi-channeled, offline and online, and e-commerce enabled.

     Our strategy involves, among other things,

     . attracting new customers and transferring existing customers to our web sites,

     . enhancing our e-commerce capabilities,

     . continuing to offer quality catalogs and collateral print materials to customers who prefer to order offline,

     . building our customer base in specialized professional practice communities, and

     . establishing links from other web sites to bring their visitors to our sites as new customers.

     This strategy entails higher expenses and investments than we needed for our offline-alone operations. Thus, to succeed, our strategy needs to generate adequate revenues to more than offset the expenses and investments and other charges. We plan to accomplish this by, for example, cutting online operating costs and enhancing our offline catalogs.

     . We believe that we can cut operating costs both for ourselves and for our customers by

          . transacting more of our marketing and sales online, and by

          . our customers doing more of their product selection and ordering online.

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     . We also believe that we can enhance the usefulness of our catalogs by, for example,

          . broadening our product offerings to include more items that healthcare professionals frequently use in their practice, in addition to medical and surgical supplies and pharmaceuticals.

     We cannot assure you that our strategy will increase our revenues and income.

Although our online revenue growth has been consistent with expectations, unforeseen developments may adversely affect us.

     We

          . started an unpromoted web site, with limited features, in 1999,

          . opened our enhanced web site (www.mooremedical.com) in May 2000,

          . acquired a majority interest in a web site operation serving podiatry practitioners (www.Podiatryonline.com) in June 2000, and

          . acquired a web site operation serving emergency medical service professionals (www.MERGlnet.com) in July 2000.

     In the period since we opened our enhanced web site and made the acquisitions, our online revenues have grown consistently with our expectations, although, in line with our strategy, almost all of our revenues continue to come from our catalog sales. However, we have had limited operating experience as an e-commerce marketer and may not be able to anticipate and prepare for unforeseen developments. We cannot assure you that our strategy will succeed.

Period-to-period comparisons of our financial results are not necessarily meaningful.

     Because we have had only limited operating experience in e-commerce marketing, our earlier operating history does not necessarily provide meaningful information on

                                       5
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which to evaluate our business and prospects. During the first half of 2001 our sales rose to $64.7 million from $59.8 million in last year's first half, while our loss rose from $175,000 to $1.9 million. We incurred a net loss of approximately $4.5 million in 2000, while we had a net profit of approximately $1.9 million in 1999. The results for 2000 reflect a one-time fourth quarter charge of $2.5 million related to our settlement of a pricing error under a 1991 contract of our former Wholesale Division with a federal agency. Moreover, in 2000 we had higher expenses from investment in our e-commerce transformation strategy than we had in 1999.

     Period-to-period comparisons may not be good indicators of subsequent performance because revenues and expenses may fluctuate significantly for a number of reasons, not all of which are in our control. These include

     . the degree of customer acceptance of our web sites,

     . the fluctuating amounts and irregular timing of some of our

          . operating costs related to the timing of publication of our direct mail catalogs and other unevenly timed expenses - for example, for developing specialty practice catalogs, recruitment fees, sponsoring online banners, and prospecting online and offline for new customers through mailing lists - and

          . capital expenses for implementing our multi-channel transformation strategy,

     . technical difficulties or disruptions affecting our web sites,

     . the performance by third parties in connection with the operation of our web sites,

     . the amount and timing of our investments in, or acquisitions of, web sites serving specialty professional practice communities,

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     . our competitors' introduction of new web sites,

     . price competition, and

     . governmental regulations related to use of the Internet for commerce or to the sale or distribution of medical and surgical supplies or pharmaceuticals.

     Therefore, period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance.

Our common stock has been volatile.

     The market price and trading volume of our common stock have fluctuated significantly. During the twelve months ended July 31, 2001, it traded on The American Stock Exchange at a high of $9.95 and at a low of $3.875, and on July 31, 2001 it closed at $6.25. Its daily trading volume during the period fluctuated between zero and 236,800 shares. The trading price and volume of our stock may continue to be volatile in response to many factors, including:

     . our reported or anticipated quarterly revenues or operating results; and

     . conditions or trends in the Internet or e-commerce industry.

     In addition, the securities markets have experienced extreme price and volume fluctuations generally, and the market prices and trading volume of e-commerce company stock have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual revenues or operating performance.

Web sites may be subject to disruption.

     Any system failure that causes a disruption in the operation of our web sites or a delay in their responsiveness reduces customer traffic and sales. Our web sites have, on occasion, experienced interruptions that made them unavailable for short periods, slowed their response

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time, or prevented us from efficiently fulfilling orders, and similar problems may occur in the future.

     We rely on a third party and its computer server infrastructure to host our online network under a contractual arrangement which ends on December 31, 2001. To minimize the risk of disruption, we plan to use a second hosting provider, in parallel with our current provider, during the last several months of the contractual arrangement. We have expanded our in-house information technology skill set and are evaluating other hosting services as potential successors to our present hosting provider. We run the risk that the transition of our online systems to another hosting service may not go smoothly, resulting in delay and extra cost. The transition could also incur substantial expenses in modifying or adapting our software and infrastructure.

Web sites can have online security breaches.

     Our web sites are vulnerable to security breaches and similar threats, including break-ins, network attacks, computer viruses and similar disruptive problems. Inappropriate use of our network by third parties could jeopardize the security of confidential information stored in our computer systems. Security problems caused by third parties could also lead to interruption and delay or to the cessation of service to our customers. Although we have had no significant online security problems, the costs and resources required to alleviate such problems may be significant and could hurt our revenues and the results of our operations.

Web sites may be vulnerable to credit card fraud.

     To securely receive and transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. Since our activities and those of our contractors involve storage and transmission of credit card numbers or other confidential information, security breaches could result in the fraudulent use

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of credit card data, damage our reputation, and expose us to losses or litigation and possible liability. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with online transactions, it does not obtain a cardholder's signature.

We may not be able to keep up with rapidly changing technological and internet developments.

     E-commerce markets are affected by rapid change in technology, industry standards, and customer preferences and requirements. Inability to keep up with these changes will harm our business. These changes could render our web sites, operational infrastructure and operating practices obsolete. They could entail substantial expense to modify or adapt our sites, infrastructure and practices. To be successful, we must anticipate and respond to such changes, which we may not accomplish in a timely and cost effective manner or which may be beyond our financial or technical resources. Many of our competitors have substantially more resources to develop technology solutions.

     The future success of our web sites will depend, in part, on our ability to track the behavior of visitors on our sites so that we can effectively market our products and services to them. New federal or state laws or regulations that restrict our ability to assemble and use information about our web sites' visitors could hurt our business. Moreover, Internet users may avoid web sites which track their online behavior. If this occurred on a widespread basis, it could hurt our business.

Competition for qualified executive personnel is strong.

     We are substantially dependent on the continued services of our senior executive officers, with whom we have employment contracts through December 31, 2002:

          . Linda M. Autore, our chief executive officer and a director since August 1999, and earlier our chief sales and marketing officer from 1998,

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          . Chad A. Roffers, our senior marketing and sales officer since
          September 2000,

          . Jerry Flasz, our chief information systems and technology officer since January 2001, and

          . James R. Simpson, our chief financial officer since March 2001,

as well as other key employees. In addition, we have consulting contracts through mid-2002 with:


          . Dr. Michael Shore and Dr. Alan Sherman, the founders of our majority-owned Podiatry Online subsidiary, and

          . Richard Bilger, the founder of our MERGInet operation,

who have substantial experience developing content for www.Podiatryonline.com and www.MERGlnet.com, our podiatry and emergency medical service practitioner web sites.

     Each of these individuals has specialized knowledge and skills. As a result, if any leaves us we could face difficulty in finding a qualified successor, and until we do, we could suffer a loss in effectiveness.

     Although we have completed filling our executive level positions, we will need to hire additional personnel. There is competition for qualified managerial and technical personnel, and placement fees are high. Our business would suffer if we do not succeed in retaining and motivating our present staff and attracting qualified new people.

Intellectual property claims may be costly.

     We cannot predict whether others will assert claims of infringement against us. Since we employ software and other technology for our online operations and provide informative messages, articles and other content on our web sites, we may face claims and potential liability

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for copyright, patent or other intellectual property right infringement, invasion of privacy, defamation, and the like. We may in the future become subject to liability for unauthorized use of third-party content, or for information collected from and about our users. If we need to defend against any of these or similar claims, we may face costly litigation, delay, and diversion of technical and management personnel.

     We may also have to develop non-infringing technology or content or enter into royalty or licensing agreements. Such agreements may not be available on terms acceptable to us. A successful claim of infringement against us would adversely affect us if we were unable to develop non-infringing technology or content or to license the infringed or similar technology on a timely and acceptable basis.

There may be additional governmental regulation of the Internet.

     Internet law remains largely unsettled, even in areas where there has been some legislative action. It could take years to determine how existing laws, such as those governing intellectual property, privacy, libel, contracts and taxation, apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

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We may become subject to new sales tax collection obligations.

     We currently collect sales taxes for shipments to Connecticut, Illinois, Florida and California, the states in which we have or recently had a distribution center, and in about ten other states where we may meet sales tax collection guidelines. It could adversely affect us if a jurisdiction in which we do not collect sales taxes seeks to impose collection obligations on us or tries to hold us liable for non-collections.

     In addition, a federal moratorium, under the 1998 Internet Tax Freedom
Act, on newly legislated sales taxes on interstate online purchases is due to expire on October 1, 2001. The moratorium may expire without new legislation, or new legislation may impose a sales tax on Internet transactions. In either event, some online purchasers and sellers could lose advantages that they now enjoy, and we could be faced with new administrative burdens. Significant governmental regulation covers our operations.


Our business is subject to various federal, state and local laws covering the distribution of pharmaceuticals and medical devices.


Among the federal laws with which we must comply are:

          . The Food, Drug, and Cosmetic Act, which regulates the introduction, manufacture, advertising, labeling, packaging storage, handling, marketing and distribution of, and record keeping for, pharmaceuticals and medical devices shipped in interstate commerce.

          . The Prescription Drug Marketing Act of 1987, which requires a distributor who sells drugs for resale (as we do) to register with a federal agency and to acquire a license in each state in which it conducts business, in accordance with federally established guidelines on storage, handling and record maintenance.

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          . A federal "anti-kickback" statute prohibiting remuneration to induce the purchase of items reimbursable under federally funded healthcare programs such as Medicare and Medicaid.

          . The Controlled Substances Act, which requires us, as a distributor of some controlled substances, to register with a governmental agency and makes us subject to inspection by the federal Drug Enforcement Agency.

     Violation of these laws or related regulations could cause a suspension or interruption of our pharmaceutical or medical device distribution and could subject us to civil and criminal penalties. Our management believes that we are in material compliance with these laws and regulations, and that we have all permits and licenses needed under them.

Changes in legislation or in insurance programs could adversely affect us.

     The healthcare products industry has changed significantly in recent years in response to pressures to reduce the cost of healthcare products and services. These changes include

          . reductions in governmental support of healthcare products and services,

          . changes in legislation and regulations governing the delivery or pricing of healthcare products and services, and

          . increased use of managed care.

     These changes have pressured healthcare practitioners to economize on their costs by reducing the prices they are willing to pay. These trends inhibit our flexibility in setting prices for our products. We expect that our industry will continue to change significantly as a result of governmental direction or influence to cut costs. We cannot predict whether any further changes in legislation, regulations or insurance programs will occur or what effect they might have on us.

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Contracting out functions has risks.

     Our transformation strategy includes concentrating on our core marketing strengths, through offline and online channels, and placing greater reliance on contracting out selected functions on which our business depends, as opportunities arise. To date, we have contracted with a print-order management service for its bidding and management of catalog print jobs. We have had limited experience in contracting out operations, and we may not be able to control the performance of an outside source, over which we have less control than our own employees. The potential loss of some control over contracted-out functions may lead to unexpected performance or cost issues.

The healthcare products distribution business is intensely competitive.


     We compete with numerous other companies, including several major manufacturers and distributors. Our products are available from many other sources, and our customers tend to have relationships with several distributors. Consolidations among healthcare product distributors (through acquisitions, mergers and joint ventures) could add to the number of competitors who may have advantages in product procurement costs and the ability to lower prices, as well as economies of scale. Many of our competitors have greater financial and other resources; they may therefore be able to exploit opportunities and adjust to unforeseen developments better than we can. In addition, new online competitors providing aggressive pricing, rapid delivery and new services could adversely affect us.

Recent federal legislation may in the future open up the U.S. market to foreign drug distributors.


     The recently enacted Medicine Equity and Drug Act will let wholesalers and pharmacists import drugs made domestically and shipped abroad, if and when the Secretary of Health and Human Resources certifies safety and cost effectiveness. This legislation may in the future enable certain domestic consumers to order pharmaceuticals from sources abroad where drugs are cheaper because of governmental price controls. This could undercut demand from domestic distributors such as ourselves.

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Customer consolidations limit our pricing flexibility.

     As healthcare practices consolidate into larger and more geographically spread organizations, and with the development of large, sophisticated buying groups, we expect that there will continue to be a growing number of large customers who will require their distributor to be able to offer intensely competitive prices, rapid delivery, and new services. We cannot ensure that we will be able to compete aggressively on price.

There may be decreasing reliance on distributors as manufacturers establish direct sales channels.

     Drug manufacturers have attempted to increase revenues and cut costs by reducing their use of distributors. They have introduced Internet-based technologies, which give them the ability to sell directly to end-users online. As a result, we and other independent healthcare distributors could experience a declining share of the healthcare products market.

Changes in the availability or saleability of products could affect us.

     Distributors in the healthcare products industry have on occasion had inventory surpluses or shortages of particular products. We have marked down our inventory of a product when, for example, it became difficult to sell it at our cost because of the introduction of a lower priced alternative. Shortfalls in supply may result from a raw materials shortage, interruption in a manufacturer's regulatory compliance, or a manufacturer's misestimation of market requirements. In the third quarter of 2000, there was a shortage in the availability of flu vaccine, as a result of low production. We may not be able to make up lost revenues arising from a product's unavailability, even if it becomes more readily available in subsequent periods.

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Disruptions or cost increases in shipping can adversely affect us.

     Shipping is a significant expense in our business. We ship almost all of our U.S. orders by United Parcel Service and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates, such as from increased fuel costs, could have an adverse effect on our operation. Similarly, strikes or other service interruptions by truckers could cause our operating expenses to rise and delay our receiving inventory items and our deliveries to customers.

Our shareholder rights plan may discourage third party offers to acquire us.


     On November 18, 1998, our Board of Directors adopted a Shareholder
Rights Plan and declared a dividend of one Right for each outstanding share of the common stock. The Rights, which are designed to guard against takeover attempts at prices that do not reflect full value or which are conducted on terms that our Board does not approve as being in our shareholders' best interests, may deter a third party from acquiring us.

     The Rights Plan is similar to shareholder rights plans that many public companies have adopted. The Rights provide, in substance, that should any person or group acquire 15% or more of our common stock, each Right, other than Rights held by the acquiring person or group, would entitle its holder to purchase a specified number of the shares of common stock for 50% of their then-current market value. Unless a 15% acquisition has occurred, we may redeem the Rights. A tender or exchange offer for all our outstanding shares at a price and on terms that our Board determines to be adequate and in the best interests of our shareholders would not trigger the right to purchase shares at a discount. The Rights will expire on November 17, 2009, unless we redeem them earlier.


Our change of control provisions may discourage third party offers to acquire us.

     We have a Change of Control/Change of Position Plan which entitles some of our executives to severance payments if there should be both a change of position following a

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change of control. Generally, a change of control entails a change, not approved by our Board, of 50% or more in ownership of our common stock or in the composition of the majority of our Board, and a change of position entails either our terminating a participant's employment or a participant's resigning after a change in duties. The Plan expires on December 31, 2002.

     Our four most senior executive officers and one Vice President are currently participants under the Plan. The maximum total of severance payments that we would be required to pay to those five executives on a change of control and changes of positions is $1,037,500. In addition, some of the stock options we have granted contain change of control provisions which may accelerate the vesting of otherwise unexercisable installments of the options. At present, 82,500 shares of our common stock could become exercisable because of a change of control. The change of control/position provisions, which are designed to help us attract and retain talent by cushioning the effect that a change of control might have on their careers or positions, may make it more expensive for a third party to acquire us.

You should not rely on forward-looking statements in this prospectus or in the documents incorporated by reference into the prospectus.

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that involve risks and uncertainties. Forward-looking statements include those about

  . our possible future results of operations,

  . our business strategies,

  . Internet-related developments,

  . our plans for online growth,

  . our competitive position and the effects of competition,

  . changes in distribution patterns, and

  . changes in technology.

Those statements, as well as others that refer to or anticipate the future or that are not statements of historical fact, are forward-looking statements. Such words as "anticipate," "believe," "plan," "expect," "future," and "intend" also identify forward-looking statements. You should not place undue reliance on

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these statements. Our actual results could differ materially from those anticipated in these statements for many reasons, some of which are given above.


                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the selling shareholders of shares of our common stock. We have agreed to bear certain expenses relating to the registration of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.


                              SELLING SHAREHOLDERS

     The shareholders entitled to offer and sell shares under the registration statement of which this prospectus is a part acquired their shares as follows:

          . Asset Management Partners acquired 50,000 shares from us pursuant to a Stock Subscription Agreement dated February 28, 2000 in which we agreed to register those shares.

          . Richard Bilger acquired 26,432 shares from us pursuant to a Purchase Agreement dated July 14, 2000 under which we bought MERGInet Medical Resources and agreed to register those shares.

          . Dr. Alan Sherman and Dr. Michael Shore each acquired 14,913 shares from us pursuant to a Stock Purchase Agreement dated June 15, 2000 under which we bought 51% of Podiatry Online, Inc. and we agreed to register those shares.

                 . Dr. Shore has sold 1,000 of his shares pursuant to a Form 144 dated June 26, 2001 filed pursuant to Rule 144 under the Securities Act of 1933 and covering his 14,913 shares. Dr. Shore may sell additional shares under his Form 144 filing, instead of under this prospectus.

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                 . Dr. Sherman has sold 913 of his shares pursuant to a Form 144 dated July 2, 2001 covering his 14,913 shares. Dr. Sherman may sell additional shares under his Form 144 filing, instead of under this prospectus.

          . Vantage Venture Partners, LP acquired 50,000 shares from us pursuant to a Stock Subscription Agreement dated February 28, 2000 in which we agreed to register those shares, as well as an additional 26,600 shares which Christopher W. Brody (the Chairman of Vantage Partners LLC, the general partner of Vantage Venture Partners, LP) had previously acquired in publicly traded transactions.

     The following table sets forth the names and addresses of the selling shareholders and the number of shares of common stock and percentage of outstanding shares of common stock beneficially owned by each as of July 31, 2001. Since we do not know how many shares, if any, the selling shareholders will sell in an offering under this prospectus or under a Form 144 filing , we do not know the number of shares or percentage of outstanding that will be beneficially owned by them after the offering.

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                                        Shares Beneficially           Shares
                                      Owned Prior to Offering         Offered
                                      ------------------------       --------
Name and Address                       Number         Percent
----------------                      --------       ---------

Asset Management Partners              50,000             1.6%        50,000
2275 East Bayshore Road
Palo Alto, CA 94303

Richard Bilger                         26,432              (1)        26,432
c/o MERGinet Medical Resources
217 5th St. South
Walker, MN 56484-1286

Christopher W. Brody                210,000(2)         6.7%(2)        26,600
c/o Vantage Partners, LLC
610 Fifth Ave., 7th floor
New York, NY 10020

Dr. Alan Sherman                       14,000              (1)        14,000
c/o Podiatry Online, Inc.
5210 Linton Boulevard
Delray Beach, FL 33484

Dr. Michael Shore                      13,913              (1)        13,913
c/o Podiatry Online, Inc.
5210 Linton Boulevard
Delray Beach, FL 33484

Vantage Venture Partners, LP           50,000          1.6%(2)        50,000
c/o Vantage Partners, LLC
610 Fifth Ave., 7th floor
New York, NY 10020

________________

(1)   Less than 1% of our outstanding common stock.

(2) Mr. Brody directly owns 160,000 of these shares and Vantage Venture Partners, LP directly owns 50,000 of these shares. As Chairman of Vantage Partners, LLC, the sole general partner of Vantage Venture Partners, LP, Mr. Brody beneficially owns such 210,000 shares. Vantage Venture Partners, LP acquired its 50,000 shares as restricted securities directly from us pursuant to a February 28, 2000 Subscription Agreement. We agreed, in the Subscription Agreement, to register the 50,000 shares under this prospectus, and to also register an additional 26,600 shares owned directly by Mr. Brody which he had acquired as publically traded shares. The balance of the 133,400 shares owned directly by Mr. Brody were acquired by him as publically traded shares after the date of the Subscription Agreement. The shares owned directly by Mr. Brody include 10,000 shares which are subject to a purchase right held by a third party with whom we have no affiliation. Mr. Brody became a director of ours in March 2000.

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                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 44 Wall Street, New York, New York 10038, and its telephone number is 212-936-5100.

                                OUR COMMON STOCK

     Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of common stock, $.01 par value. As of July 31, 2001, 3,153,943 shares of common stock were issued and outstanding, and an additional 92,096 shares of our common stock were issued and held as treasury shares. Our certificate of incorporation also authorizes us to issue up to 1,000,000 shares of Class C preferred stock, in such classes and with such rights and privileges as may be designated by our Board of Directors. Our Board has designated 35,000 shares of such preferred stock as Series I Junior Preferred Stock issuable on the exercise of Rights pursuant to our Shareholder Rights Plan.

     Subject to the rights of the holders of preferred stock, the holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to share pro rata in any dividends which may be declared from time to time by our Board of Directors and in any distributions on liquidation.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividend. We currently expect to retain future earnings, if any, to finance the growth and development of our business. Our present loan agreement restricts us from paying dividends.

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                              PLAN OF DISTRIBUTION

     The distribution of the shares of common stock by the selling shareholders may be made from time to time by the selling shareholders directly or through one or more brokers, agents, or dealers in one or more transactions (which may involve crosses and block transactions) on the American Stock Exchange or other exchanges on which our common stock may become listed, pursuant to and in accordance with the rules of those exchanges, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to prevailing market prices or at negotiated prices. The selling shareholders may sell the shares from time to time. They will act independently of us in making decisions with respect to the timing, manner and size of each sale. In the event that one or more brokers, agents or dealers agree to sell the shares, they may do so by purchasing shares as principals or by selling shares as agents for the selling shareholder. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resale. The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may lend or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

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     We have advised the selling shareholders that they and any brokers, dealers or agents who effect a sale of the shares offered by this prospectus are subject to the prospectus delivery requirements of the Securities Act of 1933.

     We have advised the selling shareholders that in the event of a "distribution" of its shares, the selling shareholders and any broker, agent or dealer who participates in the distribution may be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including Regulation M. We will bear all expenses of the offering of the shares, except that each selling shareholder will pay any applicable underwriting fees, discounts or commissions and transfer taxes, if any, as well as the fees and disbursements of his or its own counsel and experts.

      LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITIES; INDEMNIFICATION

     Our certificate of incorporation requires that we indemnify our directors and officers to the fullest extent provided by the Delaware General Corporation Law. That Law does not permit a provision in a corporation's certificate of incorporation that would eliminate a director's liability (i) for a breach of his or her duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. While our certificate of incorporation provision provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate the duty. Accordingly, it will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director's breach of his or her duty of care. The statutory provisions apply to an officer of a corporation only if he or she is a director of the corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors. There is no pending litigation or proceeding

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involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The legality of the shares being offered hereby will be passed on for us by our general counsel, Joseph Greenberger, 111 East 61st Street, New York, New York 10021. Mr. Greenberger owns 4,350 shares of our common stock.

                                    EXPERTS

     PricewaterhouseCoopers, LLP, independent auditors, have audited the consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance upon PricewaterhouseCoopers, LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements on Schedule 14A, and may file current reports on Form 8-K and other information with the

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Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13/th/ Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission (http://www.sec.gov). In addition, our common stock is listed on The American Stock Exchange, and similar information concerning Moore Medical Corp. can be inspected and copied at the offices of The American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     We have filed a registration statement of which this prospectus is a part and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a

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

document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Securities and Exchange Commission, modifies or replaces this information.

     You should rely only on the information contained in this document which we incorporate by reference. We have not authorized anyone to provide you with information that is different.

     We incorporate by reference the following documents we have filed with the Securities and Exchange Commission:

          . our annual report on Form 10-K for our fiscal year ended December 30, 2000;

          . our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2001;

          . our registration statement on Form 8-A filed (under the name Optel Corporation, our former corporate name) on May 17, 1985, and our registration statement on Form 8-A filed on December 30, 1998; and

          . all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering.

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in a document), please write to us at Moore Medical Corp., 389 John Downey Drive, New Britain, Connecticut 06050, Attention: Investor Relations, call us at 860-826-3600 and ask for Investor Relations at extension 3629, or contact us by e-mail to www.IR@mooremedical.com.

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